United States securities and exchange commission logo





                               May 4, 2020

       Bradley Yourist
       Chief Executive Officer
       Grapefruit USA, Inc.
       10866 Wilshire Boulevard, Suite 225
       Los Angeles, CA 90024

                                                        Re: Grapefruit USA,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 22,
2020
                                                            File No. 333-232828

       Dear Mr. Yourist:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. We note your response to prior comment 1. Please revise your prospectus to set a fixed price at which the
Selling Security Holder will offer and sell their shares until your shares are quoted on the
OTCBB, OTCQX, OTCQB or listed on a national securities exchange and thereafter at the
prevailing market prices or privately negotiated prices.
       The Auctus Financing, page 5

   2. We note you disclose that you received advances on the third tranche of the Auctus financing. Please
discuss the material terms and conditions to such advances and file any related agreements.
 Bradley Yourist
FirstName USA, Inc.
Grapefruit LastNameBradley Yourist
Comapany NameGrapefruit USA, Inc.
May 4, 2020
May 4, 2020 Page 2
Page 2
FirstName LastName
Marketing and Sales, page 8

3. It is unclear why you have removed disclosure regarding the online digital platform you maintain for customers to purchase your products. Please advise or revise to disclose the website for and products currently offered on the platform and how you ensure that the distribution of your products is limited to the state of California.

Prospectus Summary
Available Information, page 11

4.       Please revise to include the web address of your current business.
Risk Factors
Marijuana and Cannabinoids and CBD with more than 0.3% THC are illegal under federal law, page 16

5. We note your disclosure that the products you buy are THC free. Please clarify here and in your discussion of Controlled Substance Regulation on page 10 whether the products you currently and intend to manufacture and distribute contain more than 0.3% THC content and are therefore subject to the Controlled Substances Act of 1970. In this regard, we note that you manufacture marijuana cigarettes, Sugar Stoned gummies, Rick Simpson
         Oil and distributed Honey THC oil, cannabis flowers and trim.
Certain Relationships and Related Transactions, and Director Independence, page
58

6. For each transaction, please ensure you disclose the name of the related person and the basis on which such person is a related person. Refer to Item 404(d) of Regulation S-K.
Financial Statements for the Years Ended December 31, 2019 and 2018, page F-1

7. It appears that there have been certain changes to the financial statements presented in your filing since the prior amendment. Please identify any changes made to your financial statements and explain why they were made.
Exhibits

8. We note your response to prior comment 7 and re-issue the comment. Please also file your notes payable referred to in Notes 4 and 6 to your consolidated financial statements and convertible notes comprising $314,000 that are currently in default referred to in Note
         5 to your consolidated financial statements or tell us why you are not required to do so.
         Refer to Item 601(b)(10) of Regulation S-K.
 Bradley Yourist
Grapefruit USA, Inc.
May 4, 2020
Page 3


        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.



                                                          Sincerely,
FirstName LastNameBradley Yourist
                                                          Division of
Corporation Finance
Comapany NameGrapefruit USA, Inc.
                                                          Office of Energy &
Transportation
May 4, 2020 Page 3
cc:       Joseph Lucosky
FirstName LastName